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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                                AMENDMENT NO. 11
 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                                AMENDMENT NO. 11
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               CIRCON CORPORATION
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                            NAME OF SUBJECT COMPANY

                             USS ACQUISITION CORP.
                       UNITED STATES SURGICAL CORPORATION
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                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                  172736 10 0
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                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                THOMAS R. BREMER
                             USS ACQUISITION CORP.
                     C/O UNITED STATES SURGICAL CORPORATION
                               150 GLOVER AVENUE
                           NORWALK, CONNECTICUT 06856
                           TELEPHONE: (203) 845-1000
              --------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)

                                WITH A COPY TO:

                             PAUL T. SCHNELL, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000

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  United States Surgical Corporation, a Delaware corporation ("Parent"), and
USS Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, hereby further amend and supplement their Statement on Schedule 14D-1 ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on August 2, 1996, as amended by Amendment No. 1 dated August 16, 1996, Amendment No. 2 dated August 20, 1996, Amendment No. 3 dated August 20, 1996, Amendment No. 4 dated August 30, 1996, Amendment No. 5 dated September 17, 1996, Amendment No. 6 dated September 18, 1996, Amendment No. 7 dated October 1, 1996, Amendment No. 8 dated December 16, 1996, Amendment No. 9 dated December 18, 1996, and Amendment No. 10 dated February 14, 1997, with respect to the Purchaser's offer to purchase up to 973,174 shares of Common Stock, par value $0.01 per share (the "Shares"), of Circon Corporation, a Delaware corporation (the "Company"), together with any associated preferred stock purchase rights (the "Rights"), at a price of $14.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 2, 1996 (the "Offer to Purchase"), as amended and supplemented by the First Supplement thereto, dated December 18, 1996 (the "First Supplement") and the Second Supplement thereto, dated June 16, 1997 (the "Second Supplement"), and the revised Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Amendment No. 11 to Schedule 14D-1 also constitutes Amendment No. 11 to the Statement on Schedule 13D of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

  Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in Schedule 14D-1 or in the Offer to Purchase and Supplement referred to therein.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The information set forth in Items 1(b) and (c) of the Schedule 14D-1 is hereby amended and supplemented by the following:

  (b) The information set forth in the Introduction and Section 1 ("Terms of the Offer; Proration; Expiration Date") of the Second Supplement is incorporated herein by reference.

  (c) The information set forth in Section 3 ("Price Range of Shares; Dividends") of the Second Supplement is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  The information set forth in Item 3(b) of the Schedule 14D-1 is hereby amended and supplemented by the following:

  The information set forth in the Introduction and Section 7 ("Background of the Offer since December 18, 1996") of the Second Supplement is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  The information set forth in Items 4(a) and (b) of the Schedule 14D-1 is hereby amended and supplemented by the following:

  The information set forth in Section 6 ("Source and Amount of Funds") of the Second Supplement is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

  The information set forth in Item 5(a)-(g) of the Schedule 14D-1 is hereby amended and supplemented by the following:

  The information set forth in the Introduction and Section 8 ("Purpose of the Offer; Plans for the Company") of the Second Supplement is incorporated herein by reference.

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ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in Item 7 of the Schedule 14D-1 is hereby amended and supplemented by the following:

  The information set forth in the Introduction and Section 7 ("Background of the Offer since December 18, 1996") of the Second Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following:

  (f) The information set forth in the Second Supplement and the revised Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(25) and (a)(26), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(25) Second Supplement to the Offer to Purchase, dated June 16, 1997.

  (a)(26) Revised Letter of Transmittal.

  (a)(27) Revised Notice of Guaranteed Delivery.

  (a)(28) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

  (a)(29) Revised Letter to Clients.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 1997

                                          USS ACQUISITION CORP.

                                                   /s/ Thomas R. Bremer
                                          By:__________________________________
                                          Name: Thomas R. Bremer
                                          Title: President

                                          UNITED STATES SURGICAL CORPORATION

                                                   /s/ Thomas R. Bremer
                                          By:__________________________________
                                          Name: Thomas R. Bremer
                                          Title: Senior Vice President and
                                           General Counsel

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                                 EXHIBIT INDEX

 EXHIBIT                              EXHIBIT NAME
 -------                              ------------
 (a)(25) Second Supplement to the Offer to Purchase, dated June 16, 1997.
 (a)(26) Revised Letter of Transmittal.
 (a)(27) Revised Notice of Guaranteed Delivery.
 (a)(28) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies
          and Other Nominees.
 (a)(29) Revised Letter to Clients.

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